                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  ----------

                                 SCHEDULE 13G
                                (Rule 13d-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c)
        AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                   Under the Securities Exchange Act of 1934
                             (Amendment No. 6)/1/


                            SOUTHWEST BANCORP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  844767 10 3
                        ------------------------------
                                 (CUSIP Number)

                               FEBRUARY 14, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [_] Rule 13d-1(d)


/1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                             (Amendment No. 6)*


                            SOUTHWEST BANCORP, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  844767 10 3
                        ------------------------------
                                (CUSIP Number)

                  Kerby E. Crowell, Executive Vice President
                          and Chief Financial Officer
                  Stillwater National Bank and Trust Company
                             608 South Main Street
                          Stillwater, Oklahoma 74074
                                (405) 372-2230
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


/1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        SCHEDULE 13G PAGE 2 OF 5 PAGES
===============================================================================


  CUSIP NO. 844767 10 3
           ------------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


      STILLWATER NATIONAL BANK AND TRUST COMPANY
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          15,520
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          179,400
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
                          194,920
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11
      5.03%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12

      BK
------------------------------------------------------------------------------

Item 1

     (a) Name of Issuer
         --------------
         Southwest Bancorp, Inc.

     (b) Address of Issuer's Principal Executive Offices
         -----------------------------------------------
         608 South Main Street
         Stillwater, Oklahoma 74074

Item 2

     (a) Name of Person Filing
         ---------------------
         Stillwater National Bank and Trust Company

     (b) Address of Principal Business Office or, if none, Residence
         -----------------------------------------------------------
         608 South Main Street
         Stillwater, Oklahoma 74074

     (c) Citizenship
         -----------
         See Row 4 of the second part of the cover Page.

     (d) Title of Class of Securities
         ----------------------------
         Common Stock, Par value $1.00 per share

     (e) CUSIP Number
         ------------
         844767 10 3

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or
        ------------------------------------------------------------
        240.13d-2(b) or (c), check whether the person filing is a:
        ---------------------------------------------------------

     (b) [X]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).


Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:
          -------------------------
          See Row 9 of the second part of the cover page.

     (b)  Percent of class:
          ----------------
          See Row 11 of the second part of the cover page.


     (c)  Number of shares as to which the person has:
          -------------------------------------------
          See Row 5, 6, 7 and 8 of the second part of the cover page.


Item 5.  Ownership of Five Percent or Less of a Class.
         --------------------------------------------
                          Not Applicable

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [_]

Instruction: Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
         ---------------------------------------------------------------
         Certain persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock, par value $1.00 per share, of Southwest Bancorp, Inc. (the "Common Stock") reported herein. The interest of no such person relates to more than 5% of the outstanding Common Stock.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item, and if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of the employee benefit plan, pension fund or endowment fund is not required.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
         ----------------------------------------------------------------------
         Security Being Reported on by the Parent Holding Company.
         --------------------------------------------------------
                                Not Applicable

     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.  Identification and Classification of Members of the Group.
         ---------------------------------------------------------
                                Not Applicable

     If a group has filed this schedule pursuant to (S)240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to (S)240.13d-1(c) or (S)240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.  Notice of Dissolution of a Group:  Not Applicable
         --------------------------------


     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10. Certification: By signing below I Certify that, to the best of my
         -------------
knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

participant in any transaction having such purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      February 14, 2000
                                              ----------------------------------
                                                            Date

                                                    /s/ Kerby E. Crowell
                                              ----------------------------------
                                                          Signature

                                             Kerby E. Crowell/Authorized Officer
                                              ----------------------------------
                                                          Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties for whom copies are to be sent.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)